LEBOEUF, LAMB, GREENE & MACRAE
                                     L.L.P.
      A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

NEW YORK                     125 West 55th Street                         LONDON
WASHINGTON, D.C.            New York, NY 10019-5389              (A LONDON-BASED
ALBANY                           (212) 424-8000       MULTINATIONAL PARTNERSHIP)
BOSTON                                                                     PARIS
DENVER                     FACSIMILE: (212) 424-8500                    BRUSSELS
HARRISBURG                                                          JOHANNESBURG
HARTFORD                  DIRECT DIAL: (212) 424-8455                 (PTY) LTD.
HOUSTON                E-MAIL ADDRESS: TXBARANC@LLGM.COM                  MOSCOW
JACKSONVILLE                                                              RIYADH
LOS ANGELES                                                  (AFFILIATED OFFICE)
NEWARK                                                                  TASHKENT
PITTSBURGH                                                               BISHKEK
SALT LAKE CITY                                                            ALMATY
SAN FRANCISCO                                                            BEIJING




                                           August 25, 2003


BY EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re: Withdrawal of Post Effective Amendment No. 7 to Form U-1 Application filed on July 30, 2003 in SEC File No. 70-9985 and Re-filing of Amendment
               -----------------------------------------------------------------

Dear Sir or Madam:

          On July 30, 2003, E.ON AG ("E.ON") filed Post-Effective Amendment No. 7 to its application on Form U-1 in SEC File No. 70-9985 in connection with the deregistration of intermediate holding companies of Powergen Ltd. (formerly Powergen plc). This amendment is being withdrawn and re-filed as Post-Effective Amendment No. 1 to E.ON's application on Form U-1 in SEC File No. 70-9961.

          By this letter, E.ON withdraws the Post-Effective Amendment No. 7 filed in SEC File No. 70-9985 on July 30, 2003, together with all exhibits thereto. Today, E.ON will file Post-Effective Amendment No. 1 to its application on Form U-1 under the correct file number, SEC File No. 70-9961.

          Please contact me at (212) 424-8455 with any questions regarding this matter.

                                              Sincerely,


                                              /s/ Tia S. Barancik
                                              Tia S. Barancik
                                              Attorney for E.ON AG